Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
TENTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ONCONOVA THERAPEUTICS, INC.

ONCONOVA THERAPEUTICS, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: At the Effective Time, as defined below, each ten (10) shares of the Corporation’s common stock, par value of $0.01 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of common stock, par value of $0.01 per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”).  The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time.  From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such reverse stock split.

SECOND: At the Effective Time, the second sentence of Article IV, Section A, be amended and restated in its entirety as follows

The total number of shares which the Corporation is authorized to issue is 30,000,000 shares, of which (i) 25,000,000 shares shall be designated as Common Stock and (ii) 5,000,000 shares shall be designated as Preferred Stock.

THIRD: The foregoing amendments shall be effective at 5:00 PM EDT, on May 31, 2016 (the “Effective Time”).

FOURTH: That the stockholders of the Corporation have duly approved the foregoing amendments in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 26th day of May, 2016.

ONCONOVA THERAPEUTICS, INC.

By:	/s/ Ramesh Kumar, Ph.D.
Name:	Ramesh Kumar, Ph.D.
Title:	President and Chief Executive Officer